EXHIBIT 10.1

NW Natural

Board of Directors Compensation

Effective January 1, 2005

Effective January 1, 2005, compensation paid to the non-management members of the Board of Directors of Northwest Natural Gas Company (the Company) includes the following components:

Annual Cash Retainer (New Board members and all after 12/31/08):	$55,000	(1)
Extra Annual Cash Retainer for Committee Chairs:	$5,000
Extra Annual Cash Retainer for Audit Committee Chair:	$10,000
Board Meeting Fees:	$1,500
Committee Meeting Fees:	$1,000

Example: Assuming 14 meetings per year (7 Board and 7 committee), for a Board member who chairs one committee, the expected total annual compensation would be $77,500.

Stock Ownership. The Board of Directors confirmed the importance of continuing the Stock Ownership Guidelines for Directors, as described in Company’s Corporate Governance Standards, which require that all Board members own Company shares valued at five times the annual retainer fee (including vested and unvested shares awarded under the Non-Employee Directors Stock Compensation Plan (NEDSCP)) within five years of joining the Board.

Amended NEDSCP. In connection with the revised compensation structure, the Board of Directors amended the NEDSCP such that no additional awards of cash or stock will be granted under the NEDSCP after January 1, 2005. All existing grants will vest according to the terms of the plan.

Deferred Compensation. Directors may defer fees in accordance with the terms of the Company’s Deferred Compensation Plan for Directors and Executives, effective January 1, 2005.

[1]	As of December 31, 2004, all non-management Board members have approximately $80,000 worth of stock left to vest, which will continue to vest at about $20,000 worth of stock per year for the next four years. During that time, their annual cash retainer will be $35,000 such that the increased cash retainer will be fully implemented beginning in 2009.